APPENDIX C

For each Reporting Person listed below, the following table sets forth information regarding transactions in the Common Voting Shares and Class A Common Shares during the 60 days ended March 12, 2026, including the aggregate number of shares acquired or disposed of, the amount and source of the funds (if applicable), if any such funds were borrowed, a description of the transaction and the parties thereto, the date of the transaction, the price per share and where and how the transaction was effected.

Name	Number and Type of Common Shares Acquired or Disposed (as noted)	Date	Amount of Funds	Price Per Share (1)	Where and How the Transaction Was Effected	Source of Funds	Description of Borrowing Transaction
Samantha J. Brickner	63,955 Class A Common Shares (acquired)	March 9, 2026	$ 0.28 M	$ 4.4333 ($ 4.25 - $ 4.76)	market purchase	PF	n/a
Mary Ann S. Sanchez	127,338 Class A Common Shares (acquired)	March 9, 2026	$ 0.56 M	$ 4.4333 ($ 4.25 - $ 4.76)	market purchase	PF	n/a
Savannah Brickner	38,544 Class A Common Shares (acquired)	March 9, 2026	$ 0.17 M	$ 4.4333 ($ 4.25 - $ 4.76)	market purchase	PF	n/a
Vanessa L. Sanchez	6,852 Class A Common Shares (acquired)	March 9, 2026	$ 0.03 M	$ 4.4333 ($ 4.25 - $ 4.76)	market purchase	PF	n/a
Raymundo H. Granado, Jr.	8,280 Class A Common Shares (acquired)	March 9, 2026	$ 0.04 M	$ 4.4333 ($ 4.25 - $ 4.76)	market purchase	PF	n/a
Mary Peirce	1,485 Class A Common Shares (acquired)	March 9, 2026	$ 0.01 M	$ 4.4333 ($ 4.25 - $ 4.76)	market purchase	PF	n/a
Geraldine Scripps Granado	13,705 Class A Common Shares (acquired)	March 9, 2026	$ 0.06 M	$ 4.4333 ($ 4.25 - $ 4.76)	market purchase	PF	n/a
Anthony S. Granado	6,852 Class A Common Shares (acquired)	March 9, 2026	$ 0.03 M	$ 4.4333 ($ 4.25 - $ 4.76)	market purchase	PF	n/a
Manuel E. Granado	10,000 Class A Common Shares (acquired)	March 10, 2026	$ 0.04 M	$ 4.4595 ($ 4.415 - $ 4.475)	market purchase	PF	n/a
Ellen B. Granado	18,000 Class A Common Shares (acquired)	March 10, 2026	$ 0.08 M	$ 4.4595 ($ 4.415 - $ 4.475)	market purchase	PF	n/a

Austin S. Heidt	4,000 Class A Common Shares (acquired)	March 10, 2026	$ 0.02 M	$ 4.4807 ($ 4.425 - $ 4.525)	market purchase	PF	n/a
Anthony S. Granado	4,200 Class A Common Shares (acquired)	March 10, 2026	$ 0.02 M	$ 4.5927 ($ 4.41 - $ 4.75)	market purchase	PF	n/a
Geraldine Scripps Granado	8,399 Class A Common Shares (acquired)	March 10, 2026	$ 0.04 M	$ 4.5927 ($ 4.41 - $ 4.75)	market purchase	PF	n/a
Samantha J. Brickner	46,412 Class A Common Shares (acquired)	March 10, 2026	$ 0.21 M	$ 4.5927 ($ 4.41 - $ 4.75)	market purchase	PF	n/a
Mary Ann S. Sanchez	93,377 Class A Common Shares (acquired)	March 10, 2026	$ 0.43 M	$ 4.5927 ($ 4.41 - $ 4.75)	market purchase	PF	n/a
Mary Peirce	729 Class A Common Shares (acquired)	March 10, 2026	$ 0.00 M	$ 4.5927 ($ 4.41 - $ 4.75)	market purchase	PF	n/a
Raymundo H. Granado, Jr.	4,984 Class A Common Shares (acquired)	March 10, 2026	$ 0.02 M	$ 4.5927 ($ 4.41 - $ 4.75)	market purchase	PF	n/a
Savannah Brickner	27,682 Class A Common Shares (acquired)	March 10, 2026	$ 0.13 M	$ 4.5927 ($ 4.41 - $ 4.75)	market purchase	PF	n/a
Vanessa L. Sanchez	4,200 Class A Common Shares (acquired)	March 10, 2026	$ 0.02 M	$ 4.5927 ($ 4.41 - $ 4.75)	market purchase	PF	n/a

(1) If the amount reported in the "Price Per Share" column contains a parenthetical below the reported price, then the reported price reflects a weighted average price for the shares sold. Such shares were sold in multiple transactions, each at a price within the range of prices set forth in the parenthetical below the weighted average price. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding such number of shares sold at each separate price within the ranges set forth above.